Aurora Cannabis Appoints Jonathan Zaid Director of Advocacy and Corporate Social Responsibility

Key Influencer in Canadian Medical Cannabis Sector by Being First to Secure Individual Insurance Coverage

TSX: ACB

EDMONTON, May 23, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced it has appointed Jonathan Zaid as Director of Advocacy and Corporate Social Responsibility (CSR).

Mr. Zaid has deep roots within the Canadian and international cannabis communities. He is a leading expert, thought-leader and sought-after speaker on cannabis policy, medical cannabis taxation, insurance coverage, and advocacy. Prior to joining Aurora, Mr. Zaid founded Canada's most active and high-profile medical cannabis non-profit advocacy organization, Canadians for Fair Access to Medical Marijuana ("CFAMM"). Mr. Zaid, on behalf of CFAMM, has played a critical leadership role in engaging with a wide variety of policy makers in opposition to inappropriate taxation of prescription medical cannabis, among many other issues of key concern to patients and the broader cannabis sector. Mr. Zaid has received broad recognition for his efforts and successes:

•	Was the first individual in Canada to successfully advocate for a major insurance company to cover the costs of medically prescribed cannabis, creating momentum for other insurance companies to follow suit
•	Was honored in Financial Post's Top-five Innovators "Mavericks and Movers" edition (April 2018) and received the Lift Cannabis 'Top Effort Affecting Policy Change' award (2017)
•	Has demonstrated the ability to drive change on a national level, create and execute strategic communication initiatives, mobilize grassroots movements, and propel organizational growth
•	Has strong relationships with Canadian and international stakeholders, governments, patients, and the healthcare community
•	Was called to testify as an expert witness before House of Commons committees on cannabis policy

Reporting to the Chief Corporate Officer, Mr. Zaid's responsibilities will include:

•	Overseeing the development and implementation of a global proactive advocacy and CSR strategy.
•	Executing on Aurora's advocacy priorities, including the Company's patient-first policy

º	Advocacy to start in Canada and expand to global jurisdictions in which the Company is or will be active

•	Establishing a comprehensive global advocacy program that will include

º	Reversing the harms of prohibition, including advocating for amnesty
º	Driving patient access, including enhanced insurance coverage and reduced taxation

Management Commentary

"Jonathan personally moved the needle for our industry in a pivotal way, by being the first individual Canadian to secure coverage from a major insurance company for his medically prescribed cannabis," said Cam Battley, Chief Corporate Officer. "Consequently, multiple major insurance companies are now considering extending their policies to provide much broader coverage of medical cannabis. We believe that, as in Europe, this will have a major impact on the development of the medical cannabis industry going forward. We are delighted to have someone with such vision and impact join the Company.

Furthermore, we take the corporate responsibilities that come with being one of the world's most prominent cannabis companies extremely seriously. His appointment is a clear signal to all stakeholders that our company culture strongly supports patients, and embraces responsible advocacy and engaged corporate citizenship, and we intend to show continued leadership in these fields. Jonathan's work, both within the cannabis community and with governmental, insurance and other stakeholders is exceptionally strong, and we believe that Aurora will benefit significantly from having him on board."

Mr. Zaid, added, "Aurora is a pioneer and a world-class innovator that has always stood up for smart, rational and fair public policy. With a rapidly growing domestic and international footprint, deep relationships with the cannabis culture and patient communities, and a distinctly high profile, Aurora is in a unique position to do good while doing well. I am excited to further develop the company's CSR and advocacy initiatives in this new role."

About Aurora

Aurora's wholly-owned subsidiary, Aurora Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island. In January 2018, Aurora's 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is completing a facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Inc.

The Company's wholly-owned subsidiary CanniMed Therapeutics Inc. ("CanniMed") is Canada's most experienced licensed producer of medical cannabis, with over 20,000 kg per annum in funded capacity. CanniMed forms the heart of Aurora's Medical Cannabis Centre of Excellence, aimed at product and market development.

Aurora also owns Berlin-based Pedanios GmbH, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company owns 51% of Aurora Nordic, which will be constructing a 1,000,000 square foot hybrid greenhouse in Odense, Denmark. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

Aurora holds a 25% ownership interest in Alcanna Inc. ("CLIQ"), one of Western Canada's largest retail chains of liquor stores, who are developing a cannabis retail network in Western Canada. In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc, and holds 52.7% of Hempco Food and Fiber Inc. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership. Finally, the Company owns a 9.14% stake in CTT Pharmaceutical, an innovative product development company within the cannabis space.

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

AURORA CANNABIS INC.
Terry Booth
CEO

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2018/23/c6296.html

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For further information: Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Craig MacPhail, NATIONAL Equicom, +1 416 586-1938, cmacphail@national.ca

CO: Aurora Cannabis Inc.

CNW 07:00e 23-MAY-18